ManifestTV, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period Ended May 31, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

STATEMENT OF FINANCIAL POSITION 4

STATEMENT OF OPERATIONS 5

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8

NOTE 3 – RELATED PARTY TRANSACTIONS 10

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 11

NOTE 5 – LIABILITIES AND DEBT 11

NOTE 6 – EQUITY 11

NOTE 7 – SUBSEQUENT EVENTS 11



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ManifestTV, Inc. Management

We have reviewed the accompanying financial statements of ManifestTV, Inc. (the Company) which comprise the statement of financial position for the period inception to May 31, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 1, 2024

MANIFESTTV, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of May 31, 2024
ASSETS	
Current Assets:	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Related Party - Accrued Expense	34,677
Total Current Liabilities	34,677
TOTAL LIABILITIES	34,677
EQUITY	
Accumulated Earnings (Deficit)	(34,677)
TOTAL EQUITY	(34,677)
TOTAL LIABILITIES AND EQUITY	-

MANIFESTTV, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended May 31, 2024
Revenues	
Royalty Revenues	234
Gross Profit	234
Operating Expenses	
General and Administrative	34,911
Total Operating Expenses	**34,911**
Total Loss from Operations	**(34,677)**
Net Income (Loss)	**(34,677)**

MANIFESTTV, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Inception	-	-	-	-	-
Issuance of Common Stock	-			-	-
Additional Paid in Capital	-	-		-	-
Net income (loss)	-	-		(34,677)	(34,677)
Ending balance at 5/31/24	-	-	-	(34,677)	(34,677)

MANIFESTTV, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended May 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(34,677)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Related Party - Accrued Expense	34,677
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	34,677
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ManifestTV, Inc ("the Company") was formed in Delaware on April 23, 2024. The Company is an innovative OTT platform designed to be a centralized hub for engaging with content and thought leaders in mental health, mindfulness, meditation, and spiritual wellness. Its goal is more than a TV channel, it strives to build a community aimed at making wellness a lifestyle.

The Company delivers a curated blend of transformative training sessions, in-depth informationals, and compelling films/documentaries. Its offerings, led by industry experts, aim to inspire holistic well-being, enrich knowledge, and present inspiring real-life stories in the wellness realm. The Company unites the most influential wellness experts and their powerful teachings in one platform, offering transformative content that resonates with millions of active followers worldwide.

The Company will conduct a Regulation Crowdfunding campaign in 2024.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of May 31, 2024.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative costs include startup costs and consulting fees.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

The Company has not completed a full year of business and has not yet incurred any income tax obligations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's parent company, KDMG, performed services on its behalf, which resulted in the Company owing its parent $34,677 as of May 31, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any debt or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. No shares were issued and outstanding as of May 31, 2024.

The Company is in the process of establishing its operating agreement and bylaws. Voting, liquidation, and other criteria, has not yet been established.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to May 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 1, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.